Exhibit 99.1

Despegar.com Obtains $40 Million Committed Credit Facility

•    Further Strengthens Financial Position

British Virgin Islands. June 23, 2020 – Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) the leading online travel company in Latin America, today announced that it has signed a $40 million committed revolving credit facility (the “Facility”) with Citibank. The Facility has a 1-year term, renewable for an additional six months if certain financial covenants are met. This financing provides Despegar with additional financial flexibility with funds expected to be used for general corporate purposes.

“We are pleased with the successful signing of this credit facility which represents a significant achievement given the current market environment,” stated Damian Scokin, Chief Executive Officer of Despegar. “We took this opportunity to further strengthen our balance sheet and provide additional financial flexibility and liquidity while maintaining a prudent approach. Despegar has no long term financial debt outstanding. This credit facility further supports our growth potential once the pandemic is behind us and travel resumes.”

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 690,000 accommodation options, as well as more than 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

IR Contact

Natalia Nirenberg

Investor Relations

Phone: (+54911) 26684490

E-mail: natalia.nirenberg@despegar.com

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